FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2007

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

Business House F, Level 2
RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ, DEPOT CODE: 045

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

The Royal Bank of Scotland Group plc                           20 July 2007

Profit Estimate for First Six Months of 2007

The Royal Bank of Scotland Group plc ("RBS"), Fortis and Santander (collectively
"the Banks") are today publishing offer documentation and formally launching their offer for ABN AMRO.

These documents include a prospectus for the proposed issue of new RBS ordinary shares (the "Prospectus") and a circular to shareholders giving notice of an
Extraordinary General Meeting (the "Circular").  Due to regulatory requirements, the Prospectus and Circular contain a profit estimate for the financial results of RBS for the first six months of 2007, as set out below.

Profit Estimate for First Six Months of 2007

RBS's interim results for the six months to 30 June 2007 are expected to reflect good organic growth in income,  disciplined expense control, measured investment in faster growing businesses and continued strong credit metrics.  Profit before tax,  intangibles  amortisation  and integration  costs for the six months to 30
June 2007 is expected to be not less than £5,000 million. Adjusted earnings per share before  intangibles  amortisation and integration costs is expected to exceed 37 pence per RBS Ordinary  Share based on an  effective  tax rate of 26%.
The effective tax rate reflects an underlying rate of 29% adjusted to record the full  effect  (£160  million)  on  deferred  tax  of the  change  in the UK corporation tax rate in the first half of 2007.

The profit estimate has been made in respect of profit before tax, intangibles amortisation and integration costs rather than in respect of profit before tax, as RBS considers this measure provides more meaningful information to shareholders and allows for greater comparability with prior years. The profit estimate is based on the management accounts for the five months to 31 May 2007 and the preliminary results for the month of June 2007.

This profit estimate is consistent with the guidance RBS provided in its trading statement of 5 June 2007.

RBS will announce its interim results for the six months to 30 June 2007 on 3
August 2007.

Important information

This communication shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not an offer of securities for sale into the
United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom.

Forward-looking statements

This announcement contains "forward-looking statements" concerning RBS.
Generally, the words "will", "may", "should", "continue", "believes", "expects",
"intends", "anticipates" or similar expressions identify forward-looking statements. The forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond RBS's ability to control or estimate precisely, such as future market conditions and the behaviours of other market participants, and, therefore, undue reliance should not be placed on such statements. RBS assumes no obligation, and does not intend, to update these forward-looking statements, whether as a result of new information, future acts or otherwise, except as required by applicable law.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 20 July, 2007

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ H Campbell

Name: Title:	H Campbell Head of Group Secretariat